Schedule 13D

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*





(Name of Issuer)

DIRECTRIX, INC.

(Title of Class of Securities)
COMMON STOCK

(CUSIP Number)
25459A100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
MARK G. EGAN
PRESIDENT
MARLIN CAPITAL
312-419-1880
11 SOUTH LASALLE ST
CHICAGO, IL 60603



      CUSIP No. .......................25459A100

      1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

MARLIN CAPITAL CORP.....................................................

      2.Check the Appropriate Box if a Member of a Group (See Instructions)


      (a).X........................
      (b)...........................


      3.SEC Use Only
      ..............................




      4.Source of Funds (See Instructions)
      .....wc....................




      5.Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) .................




      6.Citizenship or Place of Organization
      .......ILLINOIS, USA.................................



      Number of
      Shares
      Beneficially
      Owned by
      Each
      Reporting
      Person With
      7.Sole Voting Power
 .........69000 MARLIN CAPITAL...................



      8.Shared Voting Power
      .....................


      9.Sole Dispositive
      Power.................


      10.Shared Dispositive Power
      ...............................



      11.Aggregate Amount Beneficially Owned by Each Reporting Person
      ....69000 MARLIN   126000 TOTAL.INCLUDING MARK EGAN PERSONALLY..




      12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions) ...........




      13.Percent of Class Represented by Amount in Row (11)
      .2.6 MGE...3.1 MARLIN   5.7 TOTAL.................................



      14.Type of Reporting Person (See Instructions)
      .....CO.......................................